Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company:  Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190



On June 17, 2002, Dreyer's Grand Ice Cream, Inc. held a conference call, a recording of which is available as a "web cast" on the Dreyer's Grand Ice Cream, Inc. web site. The following is a transcript of said conference call:

                    DREYER'S GRAND ICE CREAM CONFERENCE CALL
                                  JUNE 17, 2002
                                    9:30 EST

OPERATOR: Ladies and gentlemen, thank you for standing by. Welcome to the Dreyer's Grand Ice Cream conference call.

During the presentation, all participants will be in a listen-only mode, and afterwards, you will be invited to participate in a question-and-answer session.

At that time, if you have a question, you will need to press the one, followed by the four on your telephone.

As a reminder, this conference is being recorded, Monday, June 17th of 2002.

I would now like to turn the conference over to Mr. Gary Rogers. Please go ahead, sir.

T. GARY ROGERS, CHAIRMAN & CEO, DREYER'S GRAND ICE CREAM, INC.: Good morning, everyone. With me this morning are our President, Rick (ph) Cronk, our CFO Tim Kahn, our General Counsel Mark LeHocky, and our Treasurer Bill Collett.

I'm sure that most of you have seen the announcement we made last night, and you know that our call this morning will cover a very significant event in the history of our company, a broad new strategic alliance with Nestle.

Over the last years in calls like this, and in investor meetings, we've shared with you our vision for expanding our leading position in ice cream and achieving significant profit growth over the coming years.

This morning we're going to talk about a strategic leap toward those goals.

We're not taking this leap by ourselves. We are, as our press release stated, forging a new, much broader alliance with our biggest shareholder - Nestle. This alliance brings together a strong portfolio of brands and two terrific businesses.

It also is, we believe, a very attractive transaction for our shareholders.

Let me describe the key elements of this transaction. In essence, there are two core parts to the deal. First, we've agreed with Nestle that we will acquire Nestle's U.S. ice cream company, which includes the Nestle novelty and Haagen-Dazs businesses for 55 million shares of new Dreyer's stock.

This transaction will increase Nestle's holding in Dreyer's to 67 percent of our fully diluted shares.

Nestle and we expect to realize tremendous synergies in this merger, both in terms of growth opportunities and also in cost reduction.

In addition, however, a second element of this deal provides very significant benefits to our shareholders. All Dreyer's shareholders - excluding, of course, Nestle itself - will receive the right to sell their stock to the company for $83 a share during special periods beginning on January 1st, 2006, until mid-May 2006.

This put right, which is part of an agreement between Dreyer's and Nestle S.A., and Nestle's U.S. holding company, will be funded by Nestle.

In addition, any Dreyer's shares outstanding could be called for redemption at $88, beginning on January 1, 2007 until January 30, 2007, again, under the same agreement and with funding by Nestle.

As part of this deal, all current Dreyer's shares, with the exception of Nestle's shares, will be exchanged on a share-for-share basis for new common stock that will carry these put and call features.

So again, there are two parts to this transaction - our acquisition of Nestle's U.S. ice cream business for stock, which gives Nestle 67 percent ownership in Dreyer's, and put and call features for our other shareholders in 2006 and 2007, respectively, at prices that are at a very significant premium to our current share price.

It's important for our shareholders to understand that these put and call features, including the price, are not in any way contingent upon our financial performance or our business condition between now and then.

The specific details underlying these transactions, and the put and call, are laid out in the various agreements between Nestle S.A., Nestle Holdings and ourselves, that have been filed today. And we urge our shareholders to review these documents carefully.

Nestle and we have agreed that Dreyer's will continue as a publicly traded company with Nestle ownership remaining at no more than 67 percent until 2006. And our stock will continue to trade on the NASDAQ system.

Quarterly, through exercises of either the put or the call, Nestle could acquire the remaining Dreyer's stock. It's also possible after 2006, that Dreyer's could continue to operate as an independent public company.

As part of this agreement, Nestle will increase its representation on our board from two to five members, and the board will expand from eight to 10 members.

I will continue as Chairman and Chief Executive Officer, and I'm very happy to announce that Peter Brabeck-Letmathe, Chief Executive Officer of Nestle, will join our board as Vice Chairman.

Dreyer's will continue to manage the business with its current team of executives, with the exception of our President, and my partner Rick (ph) Cronk, who has announced that he will retire at the close of this transaction. Rick
(ph) will remain on our board as a director.

Rick's (ph) contribution to our development over the past 25 years in unparalleled. As many know, he's known for generously devoting time and resources to community efforts, and especially those that focus on kids.

Our new alliance will leave Dreyer's in such a promising position that Rick (ph) views this as an opportunity to explore another path and pursue another of his passions - creating opportunities for kids. We all wish him the best of luck and look forward to his continued participation on our board.

So that's a brief description of the transaction. Naturally, it requires approval by our shareholders and by the regulatory authorities, and we would hope to have those approvals by the end of the year, and therefore, close the transaction by the end of the year.

I've described the transaction. Now let me talk about why we've done it.

This is, as I said at the beginning, a significant leap forward towards the goal we've always had, which is becoming the preeminent ice cream company in the U.S. The combination of our existing brands with Nestle's has huge potential. And our strength and expertise in direct store service will give us the opportunity to significantly expand the availability of a very impressive range of package and novelty ice cream brands.

Most importantly, both Nestle and we recognize the strategic advantages that an independent Dreyer's will bring to realizing the synergies and growth potential of this transaction. Together we'll be creating a dream team of the best people, brands, innovation and distribution in the business.

And in the final analysis, this is a business that's all about consumer delight. This alliance reaffirms our 75-year Dreyer's and Edy's tradition of offering consumers trusted brands and favorite flavors.

We'll continue to surprise and delight millions of consumers each year with an even wider assortment of quality products. The addition of Haagen-Dazs, Drumstick and the other Nestle brands to our portfolio means even more fun choices for our consumers and our retail customers, and exciting prospects for continued innovation.

Let me at this point turn the conference over to Tim Kahn, our CFO, who has some brief comments on the numbers related to the transaction.

TIMOTHY F. KAHN,  VP-FINANCE & ADMINISTRATION AND CFO, DREYER'S GRAND ICE CREAM,
INC.: Thanks, Gary. I just want to recap a few brief headlines, repeat a few things Gary said that are important to understanding the structure of the transaction.

Bear in mind that we'll be talking more about this in weeks to come. This is obviously our first announcement, and of course, our proxy will be filed in a few weeks.

The contracts underlying this deal should be filed today, and I encourage everybody, all shareholders to read those, which lay out the transaction in detail.

Again, as Gary said, there are two elements to this transaction. We will buy the Nestle ice cream company, which is the Nestle and Haagen-Dazs businesses in the U.S. for 55 million shares. And our shareholders, as Gary said, receive put and call futures on their stock, a put at $83 in periods in early 2006, and a call at $88 in the first six months of 2007.

Gary talked about some of the reasons that the transaction is structured this way in terms of our business and our management team and what we and Nestle hope to get out of this transaction.

Let me also speak to the financial side of why we and Nestle have agreed to do the deal in this way.

As many of you know, we've set ourselves an aggressive internal strategic goal of earning $3 per share over the next few years, and we are very pleased with our progress on that goal over the last year or so. And in fact, this price of $83 on the put represents about a 14 times multiple on the EBITDA that would be associated with that goal.

So, Nestle understands and values our strategic plan. And both we and Nestle believe that there are huge synergies, both in sales growth and in cost from combining these two businesses.

Preliminary estimates of the synergies are in the range of $170 million. They need to be refined. We will be talking more about them in time to come. But clearly, the two companies, when combined, have substantial earnings power.

So, rather than both of us, right, price our businesses off of today's earnings power, I think what's very clear from the numbers here is that we are both pricing them off of the projected earnings power when fully combined.

The good news for our shareholders is that their put price, if they choose to put, is not contingent, and as Gary said, won't change and is not linked to our actual earnings targets or earnings achievement in the intervening years.

Again, I encourage everyone, right, to look to both the contracts filed today. As you most of you know, our second quarter conference call with be coming up a few weeks from today. And by that time we'd expect to provide a little more detail on this transaction.

Again, as Gary said, we would expect to close this later this year. It could be considerably before the end of the year, but certainly later this year.

So, Gary, with that ...

ROGERS: Let's open the call to questions. I'm sure we have many questions this morning.

OPERATOR: Thank you, sir. Ladies and gentlemen, if you should wish to register for today's question-and-answer session, you will need to press the one, followed by the four on your telephone. You will hear a three-tone prompt acknowledging your request.

If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the one, followed by the three on your telephone.

If you are using a speakerphone today, please lift your handset before entering your request.

One moment, please, for the first question.

And our first question comes from Dan Pass (ph) of RBC Capital. Please go ahead, sir.

DAN PASS (ph), RBC CAPITAL: Hi. Good morning. Could you go into a little depth as to why you left the remainder of the 33 percent that you guys decided not to buy in of Dreyer's outstanding? Why not take the entire company in that - at the very beginning?

And secondly, are there any opportunities for Nestle to walk from this transaction between now and '06? Thank you.

ROGERS: Well, let me answer the second half of your question first. The answer is no. But again, as we've repeated several times this morning, everyone should read the contracts. But the answer is no.

The first part of the question is that this is an unusual transaction, as Tim just stated, in that we're pricing the company based on a strategic plan that we've had to earn $3 a share in the year 2005.

And both we and Nestle felt that it was important that the company remain an independent, publicly-traded company, with its current management team in place, so that we could pursue that goal.

But again, the pricing of the transaction, the put and the call, are not related at all to the financial performance of the company. But the management team here is very, very excited about the opportunity to combine these businesses and these brands and move toward our long-held goal of becoming a preeminent ice cream company.

PASS (ph): What drove the timing of the transaction? Why announce it today? Were there other parties that perhaps, or expressed interest in Dreyer's? Why now, I guess?

ROGERS: Well, the transaction was fully negotiated, and the contracts were signed, so we had a legal duty to announce it.

UNIDENTIFIED PARTICIPANT:  We have not been approached by other parties.

PASS (ph):  OK.  Thank you very much, and congratulations.

ROGERS:  Thank you.

OPERATOR: Thank you. Our next question comes from Eric Kassman (ph) with Deutsche Bank. Please go ahead.

ERIC KASSMAN (ph), DEUTSCHE BANK:  Good morning.

ROGERS:  Good morning, Eric (ph).

KASSMAN (ph): Congratulations. You guys made a ton of money for yourselves and for shareholders. This is excellent.

But I guess my question is, to the extent that anti-trust plays a role here, and that you recently signed on Ben & Jerry's, owned by Unilever - for those not familiar with the category - to be distributed on the trucks, you know, what happens to the parties that are on your truck that are, you know, third - that are essentially third parties?

And I have a follow-up.

ROGERS:  Let me have Mark LeHocky, our corporate counsel, answer that question.

MARK LEHOCKY, GENERAL COUNSEL, DREYER'S GRAND ICE CREAM, INC.: Dreyer's will, as they are today, continue to honor the obligations we have with the companies that we distribute for. None of that will change as we move forward.

KASSMAN (ph): OK. And then, I guess, Gary, to the extent that you are giving up something here, which is difficult to see, but to the extent that you're giving up something, I guess it's the potential that you might have had earnings come through better than the $3 that you're expecting in the next few years. Is that a fair way to describe what you gave up?

ROGERS: Well, I don't feel like we gave up anything, to be honest with you. I think this is a win-win all the way around. And to have someone pay us for a strategic plan that was, that we had confidence in, but was clearly aggressive, is an unusual arrangement, and one that we had a duty as caretakers of a public company to take a serious look at.

But I must tell you that our feeling here and the reaction of our team here is that we really didn't give up anything.

KASSMAN (ph):  Yeah.  I would agree.  OK.  Thank you very much.  Good luck.

ROGERS:  Thank you.

OPERATOR: Next question comes from John McMillan of Prudential Securities. Please go ahead.

JOHN MCMILLAN, PRUDENTIAL SECURITIES: Congratulations. You did better than the best case scenario that I had thought. So, ...

ROGERS:  Coming from you, John, that is - that's great praise.

MCMILLAN: Well, you know, if everyone would do this, I'd never have a mean question.

Again, just in terms of the regulatory issues, what is the size of the business you're acquiring and the EBITDA?

KAHN: The revenue, John, is about $700 million. The EBITDA has not been publicly disclosed. I'd rather defer that question to the proxy.

But I would say that in terms of its margin structure, it's not dissimilar from ice cream companies generally.

MCMILLAN: And what percentage of it is novelty as opposed to the business you're in? I mean, I guess it includes Haagen-Dazs, correct?

KAHN: Yes, it includes Haagen-Dazs, which, just for those who don't know, is under long-term license from General Mills.

ROGERS: It's roughly - it's a little more than 50 percent novelties. Remember that this entity was formed by Nestle contributing its novelty business, on the one side, and Pillsbury contributing the Haagen-Dazs business, which includes both super premium pint packages and novelties in a 50-50 joint venture some time ago.

But on a volume basis, it's a little more than 50 percent novelties. But you have to look at the whole portfolio on this situation to understand where the value is.

KAHN: It's certainly true, John, that one of the things that both we and Nestle are most excited about the deal, is the tremendous complementary nature of these two businesses.

Obviously, their strength is in novelties. We have not historically been a novelty player. Our strength is in premium. We have very strong super premium brands, as well, as you know. But primarily in the grocery channel. Their products have tremendous pull from the consumers in non-grocery channel, which is a development area for us. So the match-up is very, very good, which is one reason why we and Nestle had valued the synergies so high in this transaction.

MCMILLAN: And even if you look at the, you know, just the ice cream category and take novelties out, I mean, the combined share here is less than - it's about a quarter of the market. Isn't that right?

KAHN: Oh, I think it's probably, yeah, no more than a quarter of the market in dollars, ...

MCMILLAN:  Yeah.

KAHN:  ... and probably less than that in volume.

MCMILLAN: OK (ph). And just the, you know, the kind of why now question, Gary, just to kind of end on this.

You know, the reason to be public often is tied to incenting people - and I'm sure you guys have contracts that keep you incented for the three years - and I know just to hit your targeted goal, you know, is incentive.

But just, you know, it really doesn't matter whether you do it or not. I mean, at the end of the day, the decision to work past five o'clock, and the decision to kind of drive here in the next couple of years is, you know, one could argue, other than to achieve that targeted EBITDA and targeted earnings, there's really no cash incentive to do it, which often is a great motivator. Would you agree to that?

ROGERS: Well, no I wouldn't. We have made arrangements, as part of this transaction, to continue to treat our management team here in the manner to which they've become accustomed.

And many of our managers, of course, are - participated in the fruits of this transaction. And there'll be no debit for that going forward.

And, you know, part of it is the opportunity to continue to be compensated monetarily (ph), but part of it is to deliver against this mission that, as you know, we've long held.

UNIDENTIFIED PARTICIPANT:  Yeah.

ROGERS: And we feel as though we haven't yet completed. And there's a great deal of excitement about how this transaction strategically, as we say, makes a great leap forward toward that goal.

MCMILLAN:  Well, congratulations.

ROGERS:  Thanks, John.

OPERATOR: Our next question comes Brett Kelsey (ph) with Tiedemann (ph) Investment Group. Please go ahead.

BRETT KELSEY (ph), TIEDEMANN (ph) INVESTMENT GROUP:  Hello?

ROGERS:  Good morning.

KELSEY (ph): Yes. Hello? My question related to - is there any way that Nestle's option cannot be exercised? You know, sort of the only thing that seems a little odd, as you've basically sold the company forward at like a six percent yield, if you do really well, is there any way that they cannot exercise that option?

KAHN: Well, if you're referring to Nestle's call option, that's entirely at their volition. So they'll look at the economic situation and see (ph) what their incremental advantage is based on how many shares have been put in the previous year with the put option, and decide what out-of-pocket makes sense for them, and whether or not they want to exercise the call.

The put is entirely at our shareholders' option, and as Gary said, is not contingent.

KELSEY (ph): Other than the put option, which is a really nice feature, why didn't you just sort of decide to sell it today for a price instead of essentially having sold it for $83 to $87, pretty much for sure either way, in four years?

ROGERS: Well, there's no certainty in this world. And when any outside party comes to a public company and says, we will pay you for your strategic plan three years forward, it's something you have to take a look at.

And when that's coupled with the opportunity to continue to run the company as it's been run, it was a combination - it was just an offer we couldn't refuse.

KELSEY (ph): So, it was their idea, or their insistence that this remain outstanding and be a 3.5 year option? Or did you want to ...

ROGERS: We're not going to characterize that negotiation. But it took the form that I just described.

KAHN: I would say this. This makes tremendous economic sense for both parties. This is - this deal is very good for both parties.

KELSEY (ph):  OK.  Thank you.

OPERATOR: Our next question comes from Jonathan Straum (ph) with Mentor (ph) Partners. Please go ahead.

MICHAEL SCHECHTER (ph), MENTOR (ph) PARTNERS: This is Michael Schechter (ph) at Mentor (ph) Partners.

What are the tax ramifications from this transaction to a Dreyer's shareholder, both on the initial exchange, and at the put and the call at the end?

And two, you know, are there any outs from your partners because you've now sold the company, or will be selling the company, such as Unilever, to the transaction?

KAHN: With regard to the first question, I think it will be the opinion of counsel that this should qualify as a tax-free exchange now. Obviously, people will deal with their own tax consequences on their gains, if and when they exercise either the put or the call.

But on that question of tax, as always with these issues, it's very important to consult the proxy and the other documents that are filed.

Clearly, based on our range of results over the next few years, there are various outcomes that could occur in our earnings. Most of them we think are quite positive, but there's still a substantial equity play here. And really, it's up to individual shareholders whether or not to exercise the put.

Now, in terms of our partner brands - Unilever and the others - as Mark LeHocky said a few minutes ago, we really want to continue these relationships. Nestle wants to continue these relationships. We run a very open system, and that's been part of our success.

Many of them do have change of control provisions, which allow them with various timetables to basically transfer their business elsewhere on schedules ranging from, you know, nine months to a year.

We hope they do not. That's a decision they'll have to make themselves. We have successfully - very successfully - distributed for competitors for many years. ConAgra, other - Unilever, other people.

And we've done a good job for them and we hope they stay.

SCHECHTER (ph): Is the deal have any contingency for these walk-aways? Or it's not contingent upon them?

KAHN:  Absolutely no contingencies.

SCHECHTER (ph): OK. And again, from an anti-trust perspective, when Nestle raised their stake, did they go through - recently, I guess in the last year or so - did they go through an additional Hart-Scott filing?

LEHOCKY: When - this is Mark LeHocky. When they increased their shareholding last year, they did do an HSR, Hart-Scott filing. And that was approved.

SCHECHTER (ph): What was the filing for? To go over 25 percent? Or - what was the ...

KAHN: When they, when they - Nestle increased its stake last year when it bought General Electric shares.

LEHOCKY: Simply the fact that they'd increased their shareholdings from what it had been before to what it was after, where it was the basis for the filing.

SCHECHTER (ph): Right. But was it a Hart-Scott to go to say, up to 50 percent? Or 100 percent? Or ...

LEHOCKY: No. No. It was simply to increase from the shareholdings they had to what they had before. There will be a new HSR filing that'll take place in connection with this transaction.

SCHECHTER (ph):  Any foreign approvals necessary?  Or just HSR?

LEHOCKY:  We don't believe any foreign approvals are required.

SCHECHTER (ph): And do you expect any issues with that HSR? Or is there just enough competition on distribution at this point?

LEHOCKY: Well, we think there's tremendous competition in the marketplace, and we are very optimistic we'll go through the regulatory process very smoothly.

We can't rule out the possibility of a, what's recalled a second (INAUDIBLE), having analyzed this thoroughly. We think the market is intensely competitive, and will remain so.

SCHECHTER (ph):  OK.  And who's the antitrust counsel involved at this point?

LEHOCKY: We are working with two firms and one of them is Sidley Austin Brown and Wood in Washington, D.C. And our counsel on the transaction is Wachtell, Lipton out of New York.

SCHECHTER (ph):  OK.  Thank you.

OPERATOR: Thank you. Our next question comes from Alan Stepomasz (ph) with Oscar Grouse (ph). Please go ahead.

ALAN STEPOMASZ (ph), OSCAR GROUSE (ph): Thank you and congratulations. The put and call provisions, specifically the put provision, is that for $83 in cash? Or stock subject to a caller or pricing period? Or a choice of either?

KAHN:  Eighty-three dollars in cash.

STEPOMASZ (ph):  Thank you very much.

OPERATOR: And our next question comes from Paul Ku (ph) of Morgan Stanley. Please go ahead.

PAUL KU (ph), MORGAN STANLEY: A couple of questions, the first being, the company - the quote, unquote company that short the put at $83, that is Dreyer's, Nestle S.A. Nestle Holdings?

KAHN:  The put is from Dreyer's - to Dreyer's, rather.

KU (ph):  Right.

KAHN: And as you'll see when you consult the contracts, Nestle S.A., as well as Nestle Holdings are parties to those contracts, and they must provide the funding.

KU (ph): So from a credit exposure standpoint, it is Nestle S.A. that is ultimately backing the funding?

KAHN:  That is correct.

KU (ph):  OK.

UNIDENTIFIED PARTICIPANT, MORGAN STANLEY:  (INAUDIBLE) ...

KU (ph): Second question. I understand there's some sort of 24 percent limit that Nestle is restricted to in terms of holding Dreyer's until some time in '04?

ROGERS:  Yeah, that limit is lifted as part of this transaction.

KU (ph):  OK.  So that's all (ph) gone (ph), too.  What was that limit?

KAHN:  It was 25 percent.

LEHOCKY:  (INAUDIBLE) percent of the fully diluted.

KAHN: OK. And then third, is there is there any sort of out that Nestle has, you know, MAC or ...

UNIDENTIFIED PARTICIPANT, MORGAN STANLEY:  (INAUDIBLE) ...

KAHN: ... something come, you know, '05 or '06, when they say, hey, we don't want to do this.

UNIDENTIFIED PARTICIPANT, MORGAN STANLEY:  Half a million in Oracle ...

KAHN: Once the transaction closes, the put is non-contingent. And again, because that's such an important point, I encourage people to read the contract themselves.

Before the transaction closes, there are relatively few (INAUDIBLE) conditions. They are normal, and, you know, they would run to a very material adverse (ph) condition for the most part. But again, those are disclosed in the contract.

KU (ph):  OK.  Thank you.

OPERATOR: Our next question comes from Andrew Lazar of Lehman Brothers. Please go ahead.

ANDREW LAZAR, LEHMAN BROTHERS:  Good morning.

ROGERS:  Good morning, Andrew.

LAZAR: Congratulations to you guys. A tremendous amount of value obviously created around - the whole way around. Great to see. I have two quick questions.

First is, can you get into a little bit more detail around some of the synergies that you see on sort of the revenue side? I guess, particularly with respect to what, and if what it does to you in terms of channel penetration.

And I guess the second thing would be to get a better understanding of, aside from the partner brand relationship you've got with Ben & Jerry's, is there anything else you've got that is, that kind of rivals that in terms of its size?

ROGERS: To us. Yeah, well, let me deal with the first question, Andrew. In terms of top line synergies, I think you're correct. The non-grocery is one of the more exciting ones for us. As you know, this has been an ambitious goal of ours. We're starting late in life and getting into the non-grocery business.

Clearly, the brands that we are acquiring as part of this have tremendous pull in non-grocery. It also makes us the number two novelty player. And all of a sudden we become a major factor in novelties. We acquire some very, very good novelty manufacturing facilities.

And so, we believe that this combined with our distribution expertise will allow us to sort of realize the dream of becoming a bit more like Frito-Lay in non-grocery.

Even in the grocery channel where, as you know we're quite strong, we think there are revenue enhancement opportunities here just through looking at new product innovation. We're bringing together a great deal of technological expertise from Nestle worldwide.

As you know, our R&D efforts have been very good in producing new flavors and new brands. And we are very excited about what the merger of those two capabilities is.

In terms of other partner brands of significance, I think you would, we would say that the Ben & Jerry's relationship, obviously, is the biggest. ConAgra is quite large. And those two stand out.

We have one with an interesting company called Silhouette, which makes a product which is very popular now called Skinny Cow - a small company out of New York. That also is a significant relationship in partner brands.

And of course, Nestle and Haagen-Dazs themselves, because prior to this transaction we were a significant Haagen-Dazs distributor. So those are the major ones.

LAZAR: And I guess with respect to the distribution system that Nestle brings, what kind of happens to that system? I mean, are there parts of that that you continue to utilize? Or is that where a big chunk of sort of the opportunities come from?

ROGERS: Well, one of the attractive features of this transaction is the fact that we're both, that we're running very similar businesses out there. And there are obvious opportunities for combination and more efficiency.

KAHN: Andrew, let me add one more thing. I, you know, I covered the partner brands. As you know, we have two significant joint ventures with Starbucks and with Mars, and a significant license with Godiva.

Those are very important to us. They are very core parts of our business, and we would hope that those partners continue with us, because of ...

LAZAR:  Right.

KAHN:  ... the excellent growth opportunities we both have together.

LAZAR: Right. Yeah, and I meant from a distributing other manufacturers', if you will, ...

KAHN:  Right, right ...

LAZAR:  ... where are those - the ones who manufacture.  OK.

And then on the distribution side from that (ph) perspective, it's, you know, you kind of take it region by region, kind of route by route and you just see what makes sense, and go from there. Is that a fair way to look at it?

KAHN: Yeah, I think that's right. I think that's right. As Mark said, you know, and distribution is also a very competitive business, just as ice cream is on the branded side.

And, you know, there are a lot, a lot of competitors out there in individual regional markets. And we'll tailor our system as best we can. It will be different in different parts of the country.

LAZAR:  OK.  Well, thanks very much and congratulations to all of you again.

ROGERS:  Thank you.

OPERATOR: Thank you. Ladies and gentlemen, once again, if you do have any further questions today, please press the one, followed by the four at this time.

And our next question comes from Eric Kassman (ph). Please go ahead.

KASSMAN (ph): Just a quick follow-up. I'm not sure to what extent you're willing to talk about fundamentals, but, you know, obviously, there's been some questions as to how much pricing power food companies have these days. And you, with your weight (ph) out (ph), were putting through a pretty substantial price increase.

I know that you, that a large part of the improvement in profitability for the company was tied to the weight (ph) out (ph) and price increase.

Where do you stand on that? And how has that been going in the marketplace?

KAHN: Yeah, Eric (ph), I don't want to go too far into current results, because really, that will await our second quarter conference call. I would say that it's - as we have said before, it has been going well. It has been going well.

And we have no new issues that have arisen of that, and we'll update people further at our second quarter call.

Strategically, in terms of pricing power, you know, I wouldn't change anything I've said, you know, as a standalone Dreyer's. This is a highly competitive industry. Anybody who's looked at the marketplace over the last two months knows it's probably at its most competitive right now that it's been in quite some time.

The ice cream industry has been able to take, you know, two to three percent pricing on average - closer to two lately. I suspect that, as an industry it will probably continue to do that. I don't see any change in the pricing characteristics of the industry coming up.

KASSMAN (ph): OK. And then a question for Gary. Gary, you've had the vision, obviously, for this company over the last 20, 30 years, to build it up and recognize the power of DSD.

And I guess, the next kind of wave of innovation that you were looking at or pushing was scan-based trading. To what extent is, you know, Nestle kind of a believer in that? Is that one of the things that they viewed as being, you know, forward-looking in your business model? And is that one of the reasons why they decided to pull the trigger today?

ROGERS: It's hard for me to characterize exactly why Nestle is doing what they're doing. But clearly, parts of our conversation have been around that and other technology that we have been able to leverage here.

We hope that we are on the cutting edge of technology across our business, including the advantages of scan-based trading. And certainly Nestle is very, very interested in those aspects of our business.

So, I hope the answer to your question is yes.

KASSMAN (ph):  OK.  All right.  Thanks again.

OPERATOR: Our next question comes from Michael Hess (ph) with Hess (ph) Investment. Please go ahead.

MICHAEL HESS (ph), HESS (ph) INVESTMENT:  Congratulations on the transaction.

ROGERS:  Thank you.

HESS (ph): I was calling to find out if the dividend will continue to be paid.

ROGERS: Yes. The dividend is provided for in the contract. And as you'll see, it is pegged at a minimum of 24 cents per year, where it currently is. And then it can be increased relative to earnings as is spelled out in the contract.

But there will continue to be a dividend, assuming we continue to be able to afford it.

LEHOCKY: Yeah. The policy, as Gary said, is laid out in the contract with the normal fiduciary capability of the board to override it. But it is an important part of the transaction.

HESS (ph): And I'm sorry, did you say it was a minimum of 24 cents? Or that could be reduced if earnings aren't high enough?

ROGERS: That is our, that is our current dividend level. And so, it's floored at that level with a percentage of earnings comparison that could increase it.

KAHN: Well, roughly 30 percent of earnings is what the policy that's laid out between the two parties.

HESS (ph):  Thank you.

OPERATOR: Our next question comes from Jonathan Straum (ph). Please go ahead, sir.

JONATHAN STRAUM (ph) (?): Just two questions. One, how much debt is Dreyer's assuming from the acquisition from Nestle? And two, what is Nestle's obligation
- obligations in order to clear the Hart-Scott and the other regulatory requirements? And are they required to divest if they have to? Would it be - what are their obligations, as well as the company's?

KAHN: As to the first question, as you know, we're paying stock for the company. They have currently about $130 million in debt. I don't want to speak to the precise amount that we will absorb, because it is obviously seasonal in this business, and there are other costs associated with it. But that gives you a ballpark. And when we file the proxy, that will be disclosed in more detail.

Mark, do you want to speak to the second question?

LEHOCKY: As to the divestiture issue, the agreement calls for the parties to take all reasonable efforts to close the deal.

STRAUM (ph) (?): All reasonable efforts?

LEHOCKY: Yes. And without identifying specific actions or steps that'll be taken, the parties are committed to do whatever is necessary to close this transaction.

KAHN: There's a material and reasonable concept here. Certainly, I have to say that neither of us expect that we'll be in any of that kind of issues, given the highly competitive nature of the ice cream business.

STRAUM (ph) (?):  OK.  Thank you.

OPERATOR: Gentlemen, I'm showing no further questions at this time. Please continue.

ROGERS: OK. Well, thank you all for being with us this morning. I think we may have set a record in terms of participants on our conference call. And we will look forward to continuing to update you as developments unfold here and in the ice cream business.

So, thank you for you interest in Dreyer's Grand Ice Cream.

Bye-bye.

OPERATOR: Thank you, ladies and gentlemen. That does conclude the conference for today.

Thank you for participating, and we ask that you disconnect your line at this time.

END

This conference call transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's) with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from New December as described above.